Filed Pursuant to Rule 433
Registration No. 333-287731

PRICING TERM SHEET

AMÉRICA MÓVIL, S.A.B. DE C.V.

Ps.3,500,000,000 10.125% Senior Notes due 2029
(the “2029 MXN Notes”)
Ps.6,500,000,000 10.300% Senior Notes due 2034
(the “2034 MXN Notes” and, together with the 2029 MXN Notes, the “MXN Notes”)

November 19, 2025

Issuer:	América Móvil, S.A.B. de C.V.

2029 MXN Notes

Title of Securities:	10.125% Senior Notes due 2029

Aggregate Principal Amount:	Ps.3,500,000,000

The 2029 MXN Notes will be part of the same series as, and will be fungible with, Ps.17,500,000,000 aggregate principal amount of 10.125% Senior Notes due 2029 issued by the Issuer on March 27, 2024 and Ps.6,000,000,000 aggregate principal amount of 10.125% Senior Notes due 2029 issued by the Issuer on July 8, 2025.

Price to Public:
104.251% of principal amount, plus accrued interest from July 22, 2025 to November 25, 2025 (accrued interest totaling Ps.121,078,125.00), plus additional accrued interest, if any, if the settlement occurs after such date.

Maturity Date:	January 22, 2029

Coupon:	10.125% per year

Daycount Convention:	30/360

Optional Redemption:
Prior to December 22, 2028, make-whole call, in whole or in part, at a redemption price equal to the greater of: (1) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the M Bono Rate plus 15 basis points less interest accrued to the redemption date, plus accrued and unpaid interest or (2) 100% of principal, plus accrued and unpaid interest.

On and after December 22, 2028, in whole or in part, at 100%, plus accrued and unpaid interest.

Yield to Worst:	8.520%

Benchmark Instrument:	MBONO 8.500% due March 1, 2029

Benchmark Yield:	8.020%

Spread to Benchmark:	+50 basis points

ISIN:	XS2793263935

Interest Payment Dates:	January 22 and July 22 of each year, commencing on January 22, 2026. Purchasers will be entitled to receive the full amount of the interest payment due on January 22, 2026.

2034 MXN Notes

Title of Securities:	10.300% Senior Notes due 2034

Aggregate Principal Amount:	Ps.6,500,000,000

The 2034 MXN Notes will be part of the same series as, and will be fungible with, Ps.20,000,000,000 aggregate principal amount of 10.300% Senior Notes due 2034 issued by the Issuer on February 1, 2024 and Ps.3,500,000,000 aggregate principal amount of 10.300% Senior Notes due 2034 issued by the Issuer on July 8, 2025.

Price to Public:
105.453% of principal amount, plus accrued interest from July 30, 2025 to November 25, 2025 (accrued interest totaling Ps.213,868,055.56) plus additional accrued interest, if any, if the settlement occurs after such date.

Maturity Date:	January 30, 2034

Coupon:	10.300% per year

Daycount Convention:	30/360

Optional Redemption:
Prior to October 30, 2033, make-whole call, in whole or in part, at a redemption price equal to the greater of: (1) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the M Bono Rate plus 15 basis points less interest accrued to the redemption date, plus accrued and unpaid interest or (2) 100% of principal, plus accrued and unpaid interest.

On and after October 30, 2033, in whole or in part, at 100%, plus accrued and unpaid interest.

Yield to Worst:	9.310%

Benchmark Instrument:	MBONO 7.750% due November 23, 2034

Benchmark Yield:	8.760%

Spread to Benchmark:	+55 basis points

ISIN:	XS2701559440

Interest Payment Dates:	January 30 and July 30 of each year, commencing on January 30, 2026. Purchasers will be entitled to receive the full amount of the interest payment due on January 30, 2026.

Other Information

Offering Format:	Dual registration: SEC/CNBV

Gross Proceeds (before underwriters’ discount and offering expenses):	Ps.10,503,230,000 (excluding accrued interest)

Use of Proceeds:
The Issuer intends to use the net proceeds from the sale of the MXN Notes for general corporate purposes, including the total or partial repayment of the Target Debt (as defined in the Prospectus Supplement). The Issuer intends to allocate an amount equal to the net proceeds from the sale of the 2034 MXN Notes to finance or refinance, in whole or in part, expenditures and investments in one or more Eligible Projects (as defined in the Prospectus Supplement).

Tax Redemption:
For each series of MXN Notes, in whole but not in part, at 100% of principal amount, plus accrued and unpaid interest, in the event of change in Mexican withholding tax that result in a rate in excess of 4.9%

Trade Date:	November 19, 2025

Settlement Date:	November 25, 2025 (T+4)*

Minimum Denomination:	Ps.2,000,000 and integral multiples of Ps.10,000 in excess thereof

Expected Ratings:	A- (S&P) / Baa1 (Moody’s) / A- (Fitch)

Joint Bookrunners:	BofA Securities, Inc.
Goldman Sachs & Co. LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.

Expected Listings:	Application will be made to list the MXN Notes on the Official List of the Luxembourg Stock Exchange for trading on the Euro MTF Market. The MXN Notes will be listed on the Mexican Stock Exchange.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

*Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the MXN Notes prior to the date that is one business day prior to the date of delivery of the MXN Notes will be required, by virtue of the fact that the MXN Notes initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

The offer and sale of the securities to which this final term sheet relates have been registered by América Móvil, S.A.B. de C.V. with the U.S. Securities and Exchange Commission (the “SEC”) by means of a registration statement on Form F-3 (Registration No. 333-287731).

Capitalized terms used and not defined in this final term sheet have the meanings assigned to such terms in the Issuer’s preliminary prospectus supplement dated November 18, 2025 relating to the MXN Notes (the “Prospectus Supplement”) which has been filed with the SEC under Registration No. 333-287731.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The MXN Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the MXN Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the MXN Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The MXN Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the MXN Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the MXN Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The MXN Notes are concurrently being offered in Mexico pursuant to a prospectus approved by the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or the “CNBV”). The MXN Notes will be registered with the Mexican Registro Nacional de Valores (the “National Securities Registry”) maintained by the CNBV. Registration in the National Securities Registry does not imply certification as to the validity of the securities, the solvency of the issuer or the accuracy or truthfulness of the information contained in the prospectus, nor does it validate the acts that, if any, may have been carried out in violation of the laws. The CNBV has not reviewed the contents of this announcement.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at +1-800-294-1322; Goldman Sachs & Co. LLC toll free at +1-866-471-2526; Santander US Capital Markets LLC toll free at +1-855-403-3636; or Scotia Capital (USA) Inc. at +1-800-372-3930.

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